Mail Stop 3561
      January 27, 2006

James K. Patterson
Chief Executive Officer
Ethanol Grain Processors, LLC
P.O. Box 95
Obion, TN 38240

      Re:	Ethanol Grain Processors, LLC
      Registration Statement on Form SB-2
      Filed December 30, 2005
		File No. 333-130815

Dear Mr. Patterson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. The securities you are offering for sale at $2.00 per unit include a deferred payment option. Specifically, investors may pay a minimum initial 10% of the purchase price in cash, and provide up to the remaining 90% of the purchase price by means of a promissory note that is payable upon written notice by the company, which may occur after the end of the subscription period. Rule 10b-9 under the Securities Exchange Act of 1934 is applicable to this minimum-maximum offering, and requires the prompt refund of the consideration paid for the securities unless, among other things, "the total amount due to the [issuer] is received by [the issuer] by a specified date." See Rule 10b-9(a)(2). With a view to better disclosure, please provide us with an analysis as to whether receipt of promissory notes, in lieu of cash, to meet the $42,000,000 minimum prior to the offering termination date would be consistent with Rule 10b-9(a)(2).
2. We note that on page 72 it appears that you conducted a private rescission offer because of omissions relating to Mr. Escue`s involvement in certain legal proceedings. Please revise to describe the facts surrounding any potential securities violation and the reasons for the rescission offer, including what the potential violations are, when the potential violation occurred, how you became aware of the potential violation and how you conducted the rescission offer. Please also disclose that the rescission offer does not eliminate all of the contingent liability and discuss the survival of rescission rights under the federal securities laws. Further, please add similar risk factor disclosure.
3. Please provide us with any gatefold information such as pictures, graphics or artwork that will be used in the prospectus.
4. We note your discussion concerning the setting of your offering price in your Risk Factors on page 10. Please revise your prospectus to provide a separate disclosure regarding the determination of your offering price of the securities being registered required by Item 505 of Regulation S-B. Please consider whether the sale of units in recent private placements or the amounts of debt financing required for operations were factors in determining the offering price.

Fee Table
5. Please revise to include a reference to the applicable provision of Rule 457 of Regulation C that you are relying upon.

Prospectus Cover Page
6. We note that you state that investors who subscribe "in the early stages" will receive an additional 10% in units. Please revise to clarify the effective price per unit for each of the following periods:
* That before June 30, 2006, the price per unit will be $1.82,
* That from June 30, 2006 to August 15, 2006, the price per unit will be $1.90 per unit, and
* That from August 15, 2006 to the termination date of the offering, the price per unit will be $2.
7. Please revise throughout the document to clarify the termination date of the offering and to revise your use of the term "financial closing" since you appear to be referring to the closing date of this offering. It appears that you will accept subscriptions until no later than December 31, 2006, but that the termination date of the offering when investors may expect prompt return of all payments is
December 31, 2007.
8. We note your statement on page 3 under "Escrow Procedures" that a minimum of $42 million is required "in this offering or any subsequent offering;" however, on page 23 under "Use of Proceeds," it appears that $42 million is the minimum offering amount. Please revise throughout your document to state whether there is no minimum amount, or whether $42 million is the minimum amount required to be raised in this offering.
9. While keeping your cover page to one page, please revise the legend at the bottom of your cover page to include language that indicates that neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities being offered. See Item 501(a)(7) of Regulation S-B.

Summary, page 1
10. The Summary section is intended to provide a brief overview of the most material aspects of the offering. Please revise the length of your summary. The summary should not contain, and is not required to contain, all of the detailed information in the prospectus. See
Item 503(a) of Regulation S-B. The summary is only intended to provide a brief snapshot of the offering. Please also revise this section to comply with the Plain English requirements of Rule 421 of
Regulation C.

Promissory Notes, page 3
11. We note that the outstanding balance of the promissory notes will be due in one or more installments upon a 30-day written notice. Please revise to clarify whether the promissory notes become due at any time after December 31, 2006 or at some other time. Further, please disclose any maturity date of the promissory note and whether in any event full payment must be made by December 31, 2007, or whether the promissory notes may remain outstanding for an indefinite period.

Risk Factors, page 7
12. We note that according to a recent article, there are very few service stations in the U.S. that sell ethanol. For example, see "How to Beat the High Cost of Gasoline," Fortune, February 6, 2006.
Consider discussing this as a risk factor.
13.
We note your disclosure on page 32 indicating that if you are not able to raise sufficient capital, you may seek to enter into joint ventures. Please revise to discuss the risks in connection with joint ventures, including that you will be bound by the decisions of your co-venturer, that your liabilities may exceed the percentage of your investment, and that you will be affected by your co-venturer`s financial condition.

Use of Proceeds, page 23
14. Please revise to list the significant offering expenses and revise to specify how the net proceeds will be used and the priority of each purpose if all the units are not sold. See Item 504 of Regulation S-B. Please revise the column heading "minimum equity for financial closing" if there is no minimum amount required to be raised in this offering.
15. We note your discussion concerning the setting of your offering price in your Risk Factors on page 10. Please revise your prospectus to provide a separate disclosure regarding the determination of your offering price of the securities being registered required by Item 505 of Regulation S-B. Please consider whether the sale of units in recent private placements or the amounts of debt financing required for operations were factors in determining the offering price.

Management`s Plan of Operation, page 28

BioEnergy Capital Consultants, LLC, page 37
16. We note that BioEnergy Capital Consultants will assist with "planning" your "equity raising efforts" and with securing debt financing. Please further describe the services provided by BioEnergy Capital.
Estimated Uses of Funds, page 34
17. Please advise us and revise your filing to reflect any updates to the cost estimates provided.

The Industry and Our Business, page 41
18. Please provide copies of the reports or studies that support the qualitative and comparative statements contained in your prospectus.
We note the following examples:

* "...Obion, Tennessee, an area dominated by the river and southern livestock markets...," page 5;
* "...the price of ethanol, which tends to track with gasoline prices," page 15
* "Today, approximately 90% of the ethanol produced in the United States is produced from corn," page 43;
* The statements attributed to the Renewable Fuels Association and U.S. Department of Transportation Highway Statistics on page 44; and
* "Gasoline blends containing up to 10% ethanol are approved under the warranties of most domestic and foreign automobile manufacturers," page 45;
These are only examples. Please tell us if the statement represents management`s belief. Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement. To the extent you are unable to provide support, please delete the qualitative and comparative statement. Please revise throughout your prospectus as necessary.

The Ethanol Plant, page 41
19. We note your use of a block flow diagram on page 42 that references the Renewable Fuels Association. The details for the chart are illegible. Please revise your chart so it is legible. The same is true of the Natural Gas Industry Price chart on page 56, the
Electric Industry Prices chart and Tennessee Gasoline Pricing History chart on page 57.

The Ethanol Market, page 44
20. We note your use of a chart on page 45 purporting to illustrate
U.S. ethanol demand under the Energy Policy Act of 2005, but the chart is entitled U.S. Fuel Ethanol Production, not demand.
Please
revise or advise.

Biographies, page 63
21. Please revise to describe the business experience of each director and executive for the past five years, or clarify your disclosure by adding dates or the duration of employment. Refer to
Item 401(a)(4) of Regulation S-B.

Board Compensation and Compensation for Services as Officers, page
66
22. Please revise your prospectus to provide the compensation information and securities grant information in the table formats required by Item 402 of Regulation S-B and related instructions.

Certain Relationship and Related Party Transactions, page 68
23. Please tell us why you do not consider Fagen to be a promoter. Refer to the definition of "promoter" in Rule 405 of the Securities
Act.



Plan of Distribution, page 94
24. Please revise your disclosure to identify the individual officers and governors who will offer units or state that all of them will participate in offering units. Please also disclose the exemption from broker-dealer registration that your officers and governors plan to rely upon. In this regard, if you intend to rely on Rule 3a4-1, please provide us with a detailed analysis demonstrating how each individual satisfies the conditions of the exemption. We may have further comments.
25. We note that you state that officers, governors and affiliates may purchase units in this offering. Please describe the issuance of
5,750,000 units to Ethanol Capital Management and that there are no limits on the amount of units that affiliates may purchase, as disclosed on page 12. Please also revise to state whether affiliates are purchasing units for investment or resale.

Summary of Promotional and Sales Material, page 97
26. With respect to these sales materials, please tell us whether they will meet the requirements of section 10 and how you intend to comply with section 5 of the Securities Act, rule 164 under the Securities Act of 1933 and rule 433 of Regulation C. Please tell us in greater detail the type of promotional and sales material you will use, how and when you will distribute it, and whether any written communications that may not be preceded or accompanied by this prospectus will comply with rule 134 under the Securities Act of 1933. Also tell us whether you plan to use the Internet or any other electronic distribution procedures in connection with this offering.
If so, please provide us with screen shots of any Internet pages to be used in connection with the distribution.
Index to Financial Statement of Operations, page F-1
27. Update the financial statement through the end of the fiscal year. See Item 310 of Regulation S-B.

Prospectus Back Cover
28. If applicable to your offering, please revise the outside back cover page of your prospectus to include the dealer prospectus delivery obligation disclosure language in accordance with 502(b) of
Regulation S-B.

Part II. Information Not Required in Prospectus

Item 27. Exhibits
29. Please file your legal and tax opinion in a timely manner so that we may review them before you request that your registration statement become effective. Please also file the agreements that you have with the following companies, or advise us:
* BioEnergy Consulting
* Antioch International Consulting
* RTP Environmental Associates
* US Energy Services

***

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Michael Moran, Accounting Branch Chief, at
(202) 551- 3841 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Peggy Kim, Senior Staff
Attorney, at (202) 551-3411 or me at (202) 551-3720 with any other questions.



      					Sincerely,


      					H. Christopher Owings
      Assistant Director



cc: 	Michael L. Weaver, Esq.
      Via Fax (612) 371-3207


James K. Patterson
Ethanol Grain Processors, LLC
January 27, 2006
Page 1